UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS
FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS
THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 1) *

Crown Electrokinetics Corp.

(Name of Issuer) Common Stock, $0.0001 par value per share
(Title of Class of Securities) 228339206
(CUSIP Number)
December 31, 2022
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]       Rule 13d-1(b)

[X]       Rule 13d-1(c)

[   ]       Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes.)

SCHEDULE 13G

CUSIP No. 228339206

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only) ZI Ventures LLC I.D. No. 88-1399753
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF	5	SOLE VOTING POWER 0 shares of Common Stock
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER NONE
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0 shares of Common Stock
WITH	8	SHARED DISPOSITIVE POWER NONE
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON (See Instructions) OO

2 of 6

CUSIP No. 228339206

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only) Ido Zaken
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF	5	SOLE VOTING POWER 0 shares of Common Stock
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER NONE
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0 shares of Common Stock
WITH	8	SHARED DISPOSITIVE POWER NONE
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON (See Instructions) IN

Item 1.

(a) Name of Issuer:  Crown Electrokinetics Corp. (the “Issuer”)

(b) Address of Issuer’s Principal Executive Offices: 1110 NE Circle Blvd., Corvallis, Oregon 97330

3 of 6

Item 2.

(a) Name of Person Filing

(i) ZI Ventures LLC

(ii) Ido Zaken (ZI Ventures LLC and Ido Zaken together, the “Reporting Persons” and each a “Reporting Person”)

(b) Address:

The address of the business office of each of the Reporting Persons is:

17001 Collins Ave., Unit 4704, Sunny Isles Beach, FL 33160

(c) Citizenship/Place:

Citizenship and place of organization information is set forth in Row 4 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person.

(d) Title of Class of Securities:

Common Stock of the Issuer, par value per share of $0.0001

(e) CUSIP Number:

228339206

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

[   ] (a) Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

[   ] (b) Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

[   ] (c) Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

[   ] (d) Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

[   ] (e) An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

[   ] (f) An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

[   ] (g) A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

[   ] (h) A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

[   ] (i) A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

[   ] (j) A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).

[   ] (k) Group, in accordance with §240.13d-1(b)(1)(ii)(J).

If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.  Ownership.

The information required by Items 4(a)-(c) is set forth in Rows 5-11 of the cover page for each Reporting Person and incorporated by reference herein.

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof each Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.  Ownership of more than five percent on behalf of another person.

Not applicable.

4 of 6

Item 7.  Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Item 8.  Identification and classification of members of the group.

Not applicable.

Item 9.  Notice of dissolution of the group.

Not applicable.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

5 of 6

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ZI VENTURES LLC

February 7, 2023
Date /s/ Ido Zaken
Signature Chief Executive Officer of ZI Ventures LLC
Name/Title
IDO ZAKEN February 7, 2023
Date /s/ Ido Zaken
Signature Ido Zaken
Name

6 of 6